UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934

Filed by the Registrant [X] Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[X] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to §240.14a-12

ZOOM TECHNOLOGIES, INC.

(Name of Registrant as Specified In Its Charter)

n/a
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

1) Title of each class of securities to which transaction applies:

2) Aggregate number of securities to which transaction applies:

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:
2) Form, Schedule or Registration Statement No.:
3) Filing Party:
4) Date Filed:

ZOOM TECHNOLOGIES, INC.

October _, 2009

To the Stockholders of Zoom Technologies, Inc.:

Zoom Technologies, Inc. (the "Company") is pleased to send you the enclosed notice of the Special Meeting of the Stockholders of the Company (the "Meeting") to be held at 10:00 a.m. on November 24, 2009 at the offices of Ellenoff Grossman & Schole LLP, located at 150 East 42nd Street, New York, New York 10017.

The items of business for the Meeting are listed in the following Notice of Special Meeting and are more fully addressed in the attached Proxy Statement. The Proxy Statement is first being mailed to stockholders of the Company on or about _____, 2009.

Please date, sign and return your proxy card in the enclosed envelope as soon as possible to ensure that your shares will be represented and voted at the Meeting even if you cannot attend. If you attend the Meeting, you may vote your shares in person even though you have previously signed and returned your proxy.

Sincerely yours,

/s/ Anthony K. Chan

Anthony K. Chan
Secretary and Chief Financial Officer

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE THE ENCLOSED PROXY CARD AND PROMPTLY MAIL IT IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES AT THE MEETING.

ZOOM TECHNOLOGIES, INC.
China Headquarters:
Room 608 CEC Building
No.6 Zhongguancun South Street
Haidian District, Beijing, China 100086

U.S. Correspondence Address:
C/o Ellenoff Grossman & Schole LLP
150 East 42nd Street, 11th Floor
New York, NY 10017

(703) 720-0333

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To be held on November 24, 2009

The Special Meeting of Stockholders (the "**Meeting**") of Zoom Technologies, Inc. (the "**Company**") will be held at 11:00 a.m. on November 24, 2009, at the offices of Ellenoff Grossman & Schole LLP, located at 150 East 42nd Street, New York, New York 10017, for the following purposes:

1. To approve and ratify a transaction in accordance with Nasdaq Marketplace Rule 5635(d) where the Company sold 1,241,924 shares of Company common stock, 620,969 Series A Warrants, 1,259,326 Series B Warrants, 629,670 Series C Warrants, 625,313 Series D Warrants and 625,313 Series E Warrants to investors for $10,005,000, in connection with that certain Securities Purchase Agreement, dated as of October 15, 2009.

Stockholders are cordially invited to attend the Meeting in person. However, to assure your representation at the Meeting, please complete and sign the enclosed proxy card and return it promptly. Even if you have previously submitted a proxy card you may choose to vote in person at the Meeting. Your vote is important. Whether or not you expect to attend the Meeting, please read the attached proxy statement and then promptly complete, date, sign and return the enclosed proxy card in order to ensure your presentation at the Meeting.

The Board of Directors unanimously recommends a vote "FOR" the approval of the above proposal to be submitted at the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Lei Gu

Lei Gu
Chairman & Chief Executive Officer

TABLE OF CONTENTS

INTRODUCTION

PROPOSAL 1: APPROVAL AND RATIFICATION OF A TRANSACTION IN ACCORDANCE WITH NASDAQ MARKETPLACE RULE 5635(d) WHERE THE COMPANY SOLD 1,241,924 SHARES OF COMPANY COMMON STOCK, 620,969 SERIES A WARRANTS, 1,259,326 SERIES B WARRANTS, 629,670 SERIES C WARRANTS, 625,313 SERIES D WARRANTS and 625,313 SERIES E WARRANTS TO INVESTORS FOR $10,005,000, IN CONNECTION WITH THAT CERTAIN SECURITIES PURCHASE AGREEMENT, DATED AS OF OCTOBER 15, 2009. ……………………………………………………………………

OTHER INFORMATION

ZOOM TECHNOLOGIES, INC.
China Headquarters:
Room 608 CEC Building
No.6 Zhongguancun South Street
Haidian District, Beijing, China 100086

U.S. Correspondence Address:
C/o Ellenoff Grossman & Schole LLP
150 East 42nd Street, 11th Floor
New York, NY 10017

(703) 720-0333

PROXY STATEMENT

SPECIAL MEETING OF STOCKHOLDERS

To be held on November 24, 2009, 11:00 a.m.

at

The offices of Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, New York 10017

INTRODUCTION

Special Meeting of Stockholders

   This Proxy Statement is being furnished to holders of shares of common stock, $.01 par value (the "**Common Stock**") of Zoom Technologies, Inc., a Delaware corporation ("**Zoom**" or the "**Company**"), in connection with the solicitation of proxies by the Board of Directors of the Company (the "**Board of Directors**") for use at the Special Meeting of Stockholders of the Company (the "**Meeting**") to be held at 11:00 a.m. on November 24, 2009 at the offices of Ellenoff Grossman & Schole LLP located at 150 East 42nd Street, New York, New York 10017, and at any adjournment or adjournments thereof.

Record Date; Mailing Date

   The Board of Directors has fixed the close of business on October 6, 2009 (the "**Record Date**") as the record date for the determination of stockholders entitled to notice of, and to vote and act at, the Meeting. Only stockholders of record at the close of business on that date are entitled to notice of, and to vote and act at, the Meeting. The Proxy Statement is first being mailed to stockholders of the Company on or about _____, 2009.

Proposal to be Submitted at the Meeting

At the Meeting, stockholders will be acting upon the following proposal:

1.   To approve and ratify a transaction in accordance with NASDAQ Marketplace Rule 5635(d) where the Company sold 1,241,924 shares of Company common stock, 620,969 Series A Warrants, 1,259,326 Series B Warrants, 629,670 Series C Warrants, 625,313 Series D Warrants and 625,313 Series E Warrants to investors for $10,005,000, in connection with that certain Securities Purchase Agreement, dated as of October 15, 2009.

Principal Offices

The principal executive offices of the Company are located at Room 608 CEC Building, No.6 Zhongguancun South Street, Haidian District, Beijing, China 100086. The U.S. Correspondence address of the Company is: C/o Ellenoff Grossman & Schole LLP, 150 East 42nd Street, 11th Floor, New York, NY 10017, U.S.A.

The telephone number is (703) 720-0333.

Information Concerning Solicitation and Voting

As of the Record Date, there were 6,209,627 outstanding shares of Common Stock, each share entitled to one vote on each matter to be voted on at the Special Meeting. Only holders of shares of Common Stock on the Record Date will be entitled to vote at the Special Meeting. The holders of Common Stock are entitled to one vote on all matters presented at the Meeting for each share held of record. The presence in person or by proxy of holders of record of a one third of the shares outstanding and entitled to vote as of the Record Date shall be required for a quorum to transact business at the Special Meeting. If a quorum should not be present, the Special Meeting may be adjourned until a quorum is obtained.

"Broker non-votes," which occur when brokers are prohibited form exercising discretionary voting authority for beneficial owners who have not provided voting instructions, will not be counted for the purpose of determining the number of shares present in person or by proxy on a voting matter and will have no effect on the outcome of the vote. Brokers who hold shares in street name may not vote on behalf of beneficial owners with respect to Proposal 1.

The expense of preparing, printing and mailing this Proxy Statement, exhibits and the proxies solicited hereby will be borne by the Company. In addition to the use of the mails, proxies may be solicited by officers and directors and regular employees of the Company, without additional remuneration, by personal interviews, telephone or facsimile transmission. The Company will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares of Common Stock held of record and will provide reimbursements for the cost of forwarding the material in accordance with customary charges.

Proxies given by stockholders of record for use at the Special Meeting may be revoked at any time prior to the exercise of the powers conferred. In addition to revocation in any other manner permitted by law, stockholders of record giving a proxy may revoke the proxy by an instrument in writing, executed by the stockholder of his attorney authorized in writing or, if the stockholder is a corporation, under its corporate seal, by an officer or attorney thereof duly authorized, and deposited either at the corporate headquarters of the Company at any time up to and including the last business day preceding the date of the Special Meeting, or any adjournments thereof, at which the proxy is to be used, or with the chairman of such Special Meeting on the day of the Special Meeting or adjournments thereof, and upon either of such deposits the proxy is revoked.

ALL PROXIES RECEIVED WILL BE VOTED IN ACCORDANCE WITH THE CHOICES SPECIFIED ON SUCH PROXIES. PROXIES WILL BE VOTED IN FAVOR OF PROPOSAL 1 IF NO CONTRARY SPECIFICATION IS MADE.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF PROPOSAL 1 TO BE SUBMITTED AT THE MEETING.

PROPOSAL 1

APPROVAL AND RATIFICATION OF A TRANSACTION IN ACCORDANCE WITH NASDAQ MARKETPLACE RULE 5635(d) WHERE THE COMPANY SOLD 1,241,924 SHARES OF COMPANY COMMON STOCK, 620,969 SERIES A WARRANTS, 1,259,326 SERIES B WARRANTS, 629,670 SERIES C WARRANTS, 625,313 SERIES D WARRANTS and 625,313 SERIES E WARRANTS TO INVESTORS FOR $10,005,000, IN CONNECTION WITH THAT CERTAIN SECURITIES PURCHASE AGREEMENT, DATED AS OF OCTOBER 15, 2009

Introduction

NASDAQ Stock Market Rule 5635(d) provides that stockholder approval is required prior to the issuance of securities in connection with a transaction other than a public offering involving the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

The purpose of Proposal 1 is to obtain stockholder approval necessary under applicable Nasdaq Stock Market Rule 5635(d) to approve the transaction in which the Company sold 1,241,924 shares of Company common stock, 620,969 Series A Warrants, 1,259,326 Series B Warrants, 629,670 Series C Warrants, 625,313 Series D Warrants and 625,313 Series E Warrants to investors for $10,005,000, in connection with that certain Securities Purchase Agreement, dated as of October 15, 2009, since the transaction, if all the Warrants are exercised and paid for, would represent approximately 81% of the Company's issued and outstanding shares of common stock prior to the transaction. Until stockholder approval is obtained, a sum of $5,037,304 will be (representing the amount for the purchase of the 1,259,326 Series B warrants at $4.00 per warrant) will be held in an escrow account of Continental Stock Transfer and Trust Company, and may only be released to the Company upon the Company obtaining the approval of the stockholders of Proposal 1 at this Special Meeting of stockholders, pursuant to the requirements of the NASDAQ Stock Exchange.

Background

On October 16, 2009, Zoom Technologies, Inc. consummated a transaction (the "Transaction") with certain accredited investors pursuant to a Securities Purchase Agreement entered into by the Company and the Investors. The Company raised gross proceeds of ten million five thousand dollars ($10,005,000) and issued to the accredited investors an aggregate of (i) 1,241,924 shares of common stock, (ii) 620,969 Series A common stock purchase warrants, (ii) 1,259,326 Series B common stock purchase warrants, (iii) 629,670 Series C common stock purchase warrants, (iv) 625,313 Series D common stock purchase warrants, and (v) 625,313 Series E common stock purchase warrants. The Series A, B, C, D and E warrants are collectively referred to as the "Warrants".

On October 16, 2009, the Company closed on $4,967,696, representing the purchase price of 1,241,924 shares of common stock at $4.00 per share. The remaining $5,037,304 (representing the amount for the purchase of the 1,259,326 Series B warrants at $4.00 per warrant) will be held in an escrow account of Continental Stock Transfer and Trust Company, and may only be released to the Company upon the Company obtaining the stockholder approval of Proposal 1 at this Special Meeting of stockholders, pursuant to the requirements of the NASDAQ Stock Exchange. Mr. Lei Gu and Mr. Cao Wei entered into a voting agreement in which they agreed to vote all of their shares to approve the transaction at this Special Meeting of stockholders. In the aggregate, Mr. Lei Gu and Mr. Cao Wei own 3,991,559 shares of Common Stock representing 64.3% of the outstanding shares Common Stock of the Company as of the Record Date and therefore possess enough votes to approve this Proposal. The Securities Purchase Agreement provided that in the event that the stockholders do not approve the transaction by April 16, 2010, the Escrow Agent is required to return the $5,037,304 held in escrow to the accredited investors and the Warrants will cease to be exercisable. In the event this Proposal is approved prior to April 16, 2010, the $5,037,304 held in escrow will be distributed to the Company and the Warrants will be exercisable in accordance with their respective terms.

Series A Warrants

Pursuant to the Securities Purchase Agreement, the Company sold an aggregate of 620,969 Series A common stock purchase warrants for no additional consideration. Such Series A Warrants will become exercisable only at such time as approval of the stockholders is obtained at a stockholders meeting. The Series A Warrants are exercisable for a term of five years and each Series A Warrant entitles the holder thereof to purchase one share of Common Stock of the Company at an exercise price of $6.00 per share. The Series A Warrants may be exercised for cash or on a cashless basis, and have full ratchet anti-dilution protection for the term of the warrants.

Series B Warrants

Pursuant to the Securities Purchase Agreement, the Company sold an aggregate of 1,259,326 Series B common stock purchase warrants at $4.00 per warrant. Such Series B Warrants will become exercisable only at such time as approval of the stockholders is obtained at a stockholders meeting. If stockholder approval is obtained, the Such Series B Warrants are exercisable for a term of 3 months from October 16, 2009, unless the warrant holder may not exercise the Series B Warrant due to the beneficial ownership limitation of 4.99% as provided in the Warrant. In such event, the warrant may be exercisable indefinitely, until such time as warrant holder can exercise the Series B Warrant in full without breaching the beneficial ownership limitation of 4.99%. Each Series B Warrant entitles the holder to purchase one share of Common Stock of the Company at an exercise price of $.01 per share. The Series B Warrants may be exercised for cash or on a cashless basis, have full-ratchet anti-dilution protection for 12 months from the date of issue and a weighted average price anti-dilution protection for the remaining life of the warrant.

Series C Warrants

Pursuant to the Securities Purchase Agreement, the Company sold an aggregate of 629,670 Series C common stock purchase warrants for no additional consideration. Such Series C Warrants will become exercisable only at such time as approval of the stockholders is obtained at a stockholders meeting. The Series C Warrants are exercisable for a term of five years and each Series C Warrant entitles the holder thereof to purchase one share of Common Stock of the Company at an exercise price of $6.00 per share. The Series C Warrants may be exercised for cash or on a cashless basis, and have full ratchet anti-dilution protection for the term of the warrants.

Series D Warrants

Pursuant to the Securities Purchase Agreement, the Company sold an aggregate of 625,313 Series D common stock purchase warrants. The Series D warrants are exercisable for $0.01 per share (i) only after such time as approval of the stockholders is obtained at a stockholders meeting and (ii) only if the Company fails to meet certain performance targets for fiscal year 2009 as follows: If the Company achieves net income (as defined in the warrant) of at least $5,220,000 for the 2009 fiscal year, then the Series D warrants will not ever be exercisable. If the Company achieves at least $4,640,000 but less than $5,220,000 of net income for the 2009 fiscal year, then half of the Series D warrants will be exercisable, and the other half will not ever be exercisable. If the Company achieves net income of less than $4,640,000 for the 2009 fiscal year, then all the Series D warrants will be exercisable. The Series D Warrants may be exercised for cash or on a cashless basis, have full-ratchet anti-dilution protection for 12 months from date of issue and a weighted average price anti-dilution protection for the remaining life of the warrant.

Series E Warrants

Pursuant to the Securities Purchase Agreement, the Company sold an aggregate of 625,313 Series E common stock purchase warrants for no additional consideration. The Series E warrants are exercisable for $0.01 per share (i) only after such time as approval of the stockholders is obtained at a stockholders meeting and (ii) only if the Company fails to meet certain performance targets for fiscal year 2010 as follows: If the Company achieves adjusted net income (as defined in the warrant) of at least $9,000,000 for the 2010 fiscal year, then the Series E warrants will not ever be exercisable. If the Company achieves at least $8,000,000 but less than $9,000,000 in adjusted net income for the 2010 fiscal year, then half of the Series E warrants will be exercisable and the other half will not ever be exercisable. If the Company achieves adjusted net income of less than $8,000,000 for the 2010 fiscal year, then all the Series E warrants will be exercisable. The Series E Warrants may be exercised for cash or on a cashless basis, have full-ratchet anti-dilution protection for 12 months from the date of issue and a weighted average price anti-dilution protection for the remaining life of the warrant.

Registration Rights

The Company has agreed to register the shares of common stock issued and issuable upon exercise of the Warrants for resale with the Securities and Exchange Commission. In the event the Company fails to (i) file a registration statement before November 13, 2009, (ii) have such registration statement declared effective by the SEC on or before January 14, 2010, (iii) or fails to maintain effectiveness such of registration statement at any time before April 14, 2010 (each "An Event of Default"), then the Company shall pay a penalty of up to $200,000 (half of which is payable in common stock and the other half which is payable in cash) to the investors for each Event of Default (in the case of a failure to maintain effectiveness of the registration statement each 30-day period that the Company fails to maintain effectiveness of the registration statement constitutes and event of default. As such, the Company may be subject to up to $1,000,000 of penalties under the registration rights agreement.

The shares of Common Stock and Warrant were sold and issued to the accredited investors pursuant to Section 4(2) of the Securities Act of 1933, as amended, in a transaction not involving any public offering.

Nasdaq Listing Requirements and the Necessity of Stockholder Approval

The Common Stock is listed on the Nasdaq Capital Market and, as such, the Company is subject to the Nasdaq Marketplace Rules. Nasdaq Marketplace Rule 5635(d) (the "**Nasdaq 20% Financing Rule**") requires that an issuer obtain stockholder approval of a transaction prior to the issuances of common stock or securities convertible or exchangeable for common stock at a price equal to or less than the greater of market or book value of such securities (on an as-converted basis) if such issuance equals 20% or more of the common stock or voting power of the issuer outstanding before the transaction.

Prior to the transaction, there were 6,209,627 shares of Common Stock outstanding. The shares of Common Stock and shares of Common Stock underlying the Warrants issuable pursuant to that certain Securities Purchase Agreement (an issuance of up to 5,002,515 shares of Common Stock), is in excess of 20% of the outstanding shares of Common Stock on October 15, 2009. Shares of Common Stock issuable upon the exercise of the Warrants are considered common stock issued for purposes of determining whether the 20% limit has been reached. Therefore, the Maximum Common Stock Issuance, which may be issued by the Company without obtaining stockholder approval, is 1,241,925 shares of Common Stock and the Overage Amount, which is the amount of shares of Common Stock which the Company may issue in this transaction over the Maximum Common Stock Issuance is 3,760,591 shares of Common Stock. The Company's stockholders are being asked to approve the transaction and the potential issuance to the investors of the Overage Amount.

Required Vote

The affirmative vote of a majority of the votes cast by the holders of shares entitled to vote at the Special Meeting. Abstentions will have the same effect as "no" votes on this proposal. Broker non-votes will have no effect on the outcome of this proposal. As stated above, Mr. Lei Gu and Mr. Cao Wei have agreed to vote their 2,831,271 shares and 1,160,288 shares, respectively, representing an aggregate of 64.3% of the outstanding shares of the Company, in favor of Proposal 1.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" PROPOSAL 1.

OTHER INFORMATION

Proxy Solicitation

All costs of solicitation of proxies will be borne by the Company. In addition to solicitation by mail, the Company's officers and regular employees may solicit proxies personally or by telephone. The Company does not intend to utilize a paid solicitation agent.

Proxies

A stockholder may revoke his, her or its proxy at any time prior to its use by giving written notice to the Secretary of the Company, by executing a revised proxy at a later date or by attending the Meeting and voting in person. Proxies in the form enclosed, unless previously revoked, will be voted at the Meeting in accordance with the specifications made thereon or, in the absence of such specifications in accordance with the recommendations of the Company's Board of Directors.

Securities Outstanding; Votes Required

As of the close of business on the Record Date there were 6,209,627 shares of Common Stock outstanding. Stockholders are entitled to one vote for each share of Common Stock owned. Once there is a quorum at the Meeting, the affirmative vote of a majority of the shares of Common Stock present at the Meeting, in person or by proxy, is required for approval of the proposal. Shares of the Common Stock represented by executed proxies received by the Company will be counted for purposes of establishing a quorum at the Meeting, regardless of how or whether such shares are voted on any specific proposal.

Beneficial Ownership of Principal Stockholders, Officers and Directors

The following table sets forth, as of the record date of October 6, 2009, certain information as to the stock ownership of each person known by the Company to own beneficially five (5%) percent or more of the outstanding Common Stock, of each of the Company's named officers and directors who owns any shares and of all officers and directors as a group. In computing the outstanding shares of Common Stock, the Company has included all shares of Common Stock subject to options or warrants that are currently exercisable or exercisable within 60 days and are therefore deemed to be outstanding and beneficially owned by the person holding the options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person.

Name and Address of Beneficial Owner (1)	Common stock outstanding Immediately prior to the transaction	
	Number	Percent
Lei Gu (1)	2,831,271	45.6%
Wei Cao (1)	1,160,288	18.7%
Anthony K. Chan (1)	0	0%
Frank Manning (2)	157,249	2.5%
Augustine Lo (1)	0	0%
Kit H. Choy (1)	0	0%
Chang Shan (1)	0	0%
All directors and executive officers as a group (of 6 persons)	4,148,808	66.8%

(1) The address for the stockholders is c/o Gold Lion Holding Ltd., Room 608 CEC Building, No.6 Zhongguancun South Street, Haidian District, Beijing, China 100086.
(2) The address for the stockholder is 207 South Street, Boston, Massachusetts 02111.

Additional Information

We are required to file annual, quarterly and current reports, Proxy Statements and other information with the SEC. You may read and copy these proxy materials and other documents we have field at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's website at http://www.sec.gov.

Stockholders who have questions in regard to any aspect of the matters discussed in the Proxy Statement should contact Anthony K. Chan, the Company's Secretary and Chief Financial Officer at (703) 720-0333.

Financial and Other Information

The information required by this item is incorporated by reference from the information presented in the Current Reports and exhibits thereto on Form 8-K, filed September 28, 2009 and Current Report on Form 8-K filed October 21, 2009. Representatives of the accounting firm Goldman Parks Kurland Mohidin LLP will not be present at the Meeting and are not expected to be available to respond to questions presented at the Meeting.

Incorporation by Reference of Other Information in This Proxy Statement

For further information of the stockholders, the Company is delivering with this Proxy Statement a copy of its Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 28, 2009. Certain portions of the Form 8-K, including, without limitation, Management's Discussion and Analysis of Financial Condition and Results of Operations, Financial Statements and Changes in and Disagreements with Accountants on Accounting and Financial Disclosure Controls and Procedures, are incorporated in the Proxy Statement by reference. You should refer to the Form 8-K which accompanies the Proxy Statement and review such information. The Company undertakes to provide, without charge, to each stockholder upon written request or oral request of such person and by first class mail or other equally prompt means within one business day of receipt of such request, a copy of any and all information that has been incorporated by reference in this proxy statement. All such requests should be made to the attention of our Secretary and Chief Financial Officer, Anthony K. Chan, at ZOOM TECHNOLOGIES, INC., C/o Ellenoff Grossman & Schole LLP, 150 East 42nd Street, 11th Floor, New York, NY 10017, U.S.A., tel: (703) 720-0333.

ZOOM TECHNOLGIES, INC.

THIS PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The undersigned hereby appoint(s) Lei Gu and Anthony K. Chan with the power of substitution and resubstitution to vote any and all shares of capital stock of Zoom Technologies, Inc. (the "Company") which the undersigned would be entitled to vote as fully as the undersigned could do if personally present at the Special Meeting of the Company, to be held on Tuesday, November 24, 2009, at 10:00 A.M. local time, and at any adjournments thereof, hereby revoking any prior proxies to vote said stock, upon the following items more fully described in the notice of any proxy statement for the Special Meeting (receipt of which is hereby acknowledged):

1.   **Approval of transaction and common stock issuance**

        VOTE

☐   **FOR**

☐   **WITHHOLD AUTHORITY**

☐   **ABSTAIN**

THIS PROXY WILL BE VOTED AS SPECIFIED ABOVE; UNLESS OTHERWISE INDICATED, THIS PROXY WILL BE VOTED FOR APPROVAL OF TRANSACTION AND COMMON STOCK ISSUANCE IN ITEM 1.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

Please mark, sign, date and return this Proxy promptly using the accompanying postage pre-paid envelope. **THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF ZOOM TECHNOLOGIES, INC.**

Dated:_____

_____

Signature

_____

Signature if jointly owned:

_____

Print name:

Please sign exactly as the name appears on your stock certificate. When shares of capital stock are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please include full title as such. If the shares of capital stock are owned by a corporation, sign in the full corporate name by an authorized officer. If the shares of capital stock are owned by a partnership, sign in the name of the partnership by an authorized officer.

PLEASE MARK, DATE, SIGN AND RETURN THIS PROXY PROMPTLY

IN THE ENCLOSED ENVELOPE